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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F __X__    Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                           Yes                No  __X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                           Yes                No  __X__

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                           Yes                No  __X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __N/A__


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ENDESA Completes the Construction of the Tarragona CCGT and Starts Testing
Period

    NEW YORK--(BUSINESS WIRE)--June 16, 2003--ENDESA (NYSE: ELE)

    -- The new 400 MW CCGT, which will be totally operative in August, represented a Euro 200 million investment.

    -- This CCGT is expected to produce more than 7% of the total energy supplied in Catalonia.

    -- This power plant is a co-generation facility and allows ENDESA to become energy supplier to the Southern Tarragona's industrial complex.

     ENDESA (NYSE: ELE) has completed the construction of the new CCGT of Tarragona. The total investment amounts to more than Euro 200 million and will provide electricity, steam and demineralized water to industrial customers located in the Southern Tarragona's industrial park. The design of the power plant assures a high availability in the supply to all customers in the area.
    This plant has a nominal capacity of 400 MW. Without producing steam or demineralized water, the facility will have an efficiency ratio of 55.6%. When producing electricity, steam and demineralized water at the same time, its joint efficiency ratio will be above 60%. The facility will be able to provide a maximum of 150 t/h of steam for manufacturing processes and 50 m3/h of demineralized water.
    The new CCGT, whose power capacity is superior to 4% of the total installed capacity in the ordinary regime in Catalonia, is expected to produce more than 7% of the total electric supplied in the Catalonian area.
    The project began in the last quarter of 1999. In March 2000 an agreement with DOW CHEMICAL was reached to supply energy products from this plant.
    The construction started in September 2001. The facility is in testing period since May 2003 and is expected to start commercial operation at the beginning of August.
    In May 2002, Endesa connected to the grid the CCGT plant of Sant Adria del Besos of 400 MW. With the commercial operation of the Tarragona CCGT, Endesa has 800 MW of combined cycle installed capacity in Catalonia.
    Currently, ENDESA has several CCGTs under construction. In Andalusia, Cristobal Colon's power plant of 400 MW is expected to be operative in the second quarter of 2005. Endesa is building three other CCGTs in the islands, two in the Canary Islands, with 225 MW each, and one in Mallorca with 218 MW.
    ENDESA has a program to build 2,800 MW of CCGTs until 2007, maintaining an excellent balance in its generation portfolio in Spain.

    CONTACT: ENDESA
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      ENDESA, S.A.

Dated: June 16th , 2003                       By:_/s/_Jacinto_Parinete__________
                                              Name: Jacinto Pariente
                                              Title: Manager of North America
                                                     Investor Relations